(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 15, 2017

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Masayoshi Hachisuka, Project General Manager, Accounting
Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations
Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku,

Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 113th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 14, 2017

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

It was proposed that the following 9 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Didier Leroy, Shigeki Terashi, Osamu Nagata, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors

It was proposed that, in consideration of the results for FY2017 and other factors, the 8 Members of the Board of Directors (excluding Outside Members of the Board of Directors) in office as of the end of FY2017 be paid a total amount of 938,350,000 yen as bonuses.

Proposed Resolution 4:	Revision of the Amount of Compensation Payable to Members of the Board of Directors

It was proposed that the compensation limit for the Members of the Board of Directors be revised from a monthly-amount basis to a yearly-amount basis and that the maximum total compensation for the Members of the Board of Directors, including bonuses, be revised to 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors be 0.3 billion yen per year).

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(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Takeshi Uchiyamada	23,397,279	990,944	47,794	24,938,675	93.81	Approved
Shigeru Hayakawa	24,144,305	260,213	31,508	24,938,684	96.81	Approved
Akio Toyoda	24,056,730	331,538	47,758	24,938,684	96.46	Approved
Didier Leroy	24,141,015	263,530	31,480	24,938,683	96.80	Approved
Shigeki Terashi	24,144,450	260,066	31,510	24,938,684	96.81	Approved
Osamu Nagata	24,127,730	276,784	31,510	24,938,682	96.74	Approved
Ikuo Uno	22,304,474	2,123,291	8,254	24,938,677	89.43	Approved
Haruhiko Kato	23,881,628	548,032	6,355	24,938,673	95.76	Approved
Mark T. Hogan	21,022,118	3,405,677	8,213	24,938,666	84.29	Approved
Proposed Resolution 2	23,823,709	605,992	6,519	24,938,693	95.52	Approved
Proposed Resolution 3	24,258,363	150,668	27,069	24,938,683	97.27	Approved
Proposed Resolution 4	23,972,336	453,947	9,891	24,938,691	96.12	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

	2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

	3.	The requirements for approval of each resolution are as follows:
		For Proposed Resolutions 1 and 2, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote; and
		For Proposed Resolutions 3 and 4, a majority vote of the shareholders present at the General Shareholders’ Meeting.
		In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed were not counted.

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